Mail Stop 3561

April 29, 2009

Joe R. Cooper, Senior Vice President and
Chief Financial Officer
Big Lots, Inc.
300 Phillipi Road
Columbus, Ohio 43228-5311

   Re: **Big Lots, Inc.**
      Form 10-K for the Year Ended February 2, 2008
      Filed April 1, 2008
      File No. 1-08897

Dear Mr. Cooper:

   We have completed our review of your annual report on Form 10-K and related filings, and we have no further comments at this time.

           Sincerely,

           H. Christopher Owings
           Assistant Director